[CC Letterhead]
July 25, 2008
VIA EDGAR AND BY HAND
Ms. Karen J. Garnett
Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cogdell Spencer Inc. Form 10-K for the year ended December 31, 2007 Filed March 17, 2008 File No. 001-32649
Dear Ms. Garnett/Mr. Dang:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), a Maryland corporation, set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated July 25, 2008 (the “July 25 Letter”), with respect to the Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed by the Company on March 17, 2008. The responses to the Staff’s comments are set out in the order in which the comments were set out in the July 25 Letter and are numbered accordingly.
Amendment 1 to Form 10-K filed April 29, 2007
Item 11. Executive Compensation, page 8
     1.     We note your response to our oral comment by disclosing the actual FFO, gross revenues, and EBITDA and the percentages of bonuses earned based on those numbers. However, you have not disclosed the actual targets related to each measure. For instance, please disclose the FFO target that would entitle your officers to receive the minimum bonus and the level that would provide 100% of such bonus. Please tell us how you will respond and include this disclosure in future filings.
     In response to the Staff’s comment, we confirm that the Company will disclose the requested information in future filings. By way of example, attached hereto as Schedule A are the corporate-level performance targets upon which 2007 bonuses were, in part, based.
     2.     We note your response to our oral comment that disclosure of the department level performance measures would cause you competitive injury. Please explain how disclosure of the performance measures for a period that has already passed would cause competitive injury to you. For instance, you refer to tenants and lenders. Please explain how they could use such figures to create competitive harm. Additionally, please discuss how difficult it would be for the executive or how likely it will be for you to achieve the undisclosed target levels. Please refer to Compliance and Disclosure Interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for further guidance.

     As we previously advised, although the disclosure of certain quantitative performance measures may be required pursuant to Item 402(b) of Regulation S-K where compensation is based on achievement of certain department-level performance measures, registrants are not required to disclose such target levels pursuant to Instruction 4 to Item 402(b) of Regulation S-K if it would result in the disclosure of confidential commercial or financial information that would result in competitive harm to the registrant. The Company considers the departmental-level quantitative performance targets, such as G&A levels, property net operating income and occupancy, to be commercially sensitive information, that the Company does not report publicly and which is not disclosed to investors, analysts or anyone else outside the Company either at the time they are set or following the evaluation of whether such goals were achieved. Disclosure of certain of these targets could provide certain tenants with significant leverage in negotiating leases and lenders in negotiating loans, especially in light of the fact that these measures do not vary materially from year to year. For example, if the Company were to disclose its target occupancy or property net operating income for the prior year, a tenant would be able to determine whether the Company is on pace to meet its property-by-property and overall occupancy goals for the current year. Because the Company publicly discloses its occupancy on a quarterly basis, a tenant with whom the Company was negotiating a lease during the current year could have significant leverage in negotiating its lease in circumstances where the Company is behind in its own internal occupancy targets, which would result in competitive harm to the Company. Moreover, if the Company were to disclose these targets, a tenant or a potential lender may view the Company in a different light if the Company failed to reach its performance targets on a particular property or on a portfolio basis, even though the Company had an otherwise successful year. As a result, in future filings the Company will disclose historical information required by Instruction 4 to Item 402(b) of Regulation S-K, to the extent it should not result in competitive harm, and a discussion of how difficult it will be for an executive or the Company to achieve the undisclosed target levels, if any. For the year ended December 31, 2007, 10% of Mr. Handy’s bonus was based on department-level performance measures which included the achievement of certain G&A thresholds. The Company’s Chief Executive Officer and Compensation Committee believed this financial measure was set at an appropriate level of difficulty to provide the proper incentive for Mr. Handy and his department given that the G&A threshold was set at a lower level than the previous year’s threshold. Furthermore, 60% of Ms. Wilson’s bonus was based on department-level performance measures which included property net operating income and occupancy measures. The Company’s Chief Executive Officer and Compensation Committee believed these financial measures were set at an appropriate level of difficulty to provide the proper incentive for Ms. Wilson and her department given that Ms. Wilson joined the Company in April 2007, and the property net operating income and occupancy financial measures on which her bonus was based were higher than the property net operating income and occupancy financial measures that the Company had targeted at the beginning of the year for the full calendar year.

     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Andrew S. Epstein and Jacob A. Farquharson, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).
Very truly yours,
/s/ Andrew S. Epstein
Andrew S. Epstein
Enclosures

cc:	Frank C. Spencer Jay L. Bernstein

SCHEDULE A
Corporate-Level Performance Targets / Achievement Percentage

FFO per share	Gross Revenue	EBITDA
	(In Thousands)	(In Thousands)
$1.13 / 50.0%	$64,000 / 50.0%	$33,000 / 50.0%
$1.14 / 60.0%	$65,000 / 60.0%	$33,750 / 60.0%
$1.15 / 70.0%	$66,000 / 70.0%	$34,500 / 70.0%
$1.16 / 80.0%	$67,000 / 80.0%	$35,250 / 80.0%
$1.17 / 90.0%	$68,000 / 90.0%	$36,000 / 90.0%
$1.18 / 100.0%	$69,000 / 100.0%	$36,750 / 100.0%
$1.19 / 115.0%